Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED CHARTER

OF

PINNACLE FINANCIAL PARTNERS, INC.

In accordance with the provisions of Sections 48-16-102 and 48-20-106 of the Tennessee Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment (the “Articles of Amendment”) to its Amended and Restated Charter, as previously amended (the “Charter”):

1.    The name of the Corporation is Pinnacle Financial Partners, Inc.

2.    Subsection (d)(A) of Article 2 of the Charter is hereby deleted and restated in its entirety as follows:

“(d) 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B

A.    Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the corporation a series of preferred stock, no par value per share, designated as the “6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B” (hereinafter called “Series B Preferred Stock”). The authorized number of shares of Series B Preferred Stock shall be 225,000, and such shares shall have a liquidation preference of $1,000 per share. The number of shares constituting the Series B Preferred Stock may be increased from time to time by resolution of the Board of Directors in accordance with the Charter (as then in effect), the Bylaws (as then in effect), and applicable law up to the maximum number of shares of Preferred Stock authorized to be issued under the Charter (as then in effect) less all shares at the time authorized of any other series of Preferred Stock or decreased from time to time by a resolution of the Board of Directors in accordance with the Charter (as then in effect), the Bylaws (as then in effect), and applicable law but not below the number of shares of Series B Preferred Stock then outstanding. Shares of Series B Preferred Stock shall be dated the date of issue, which date shall be referred to herein and in the Standards Provisions (as defined in Section 2(d)(B)) as the “original issue date.” Shares of outstanding Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the corporation shall, after such redemption, purchase or acquisition, be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series until such shares are once more designated as part of a particular series by the Board of Directors. The corporation shall have the authority to issue fractional shares of Series B Preferred Stock.”

3.    Except as amended by these Articles of Amendment, the Charter of the Corporation shall remain in full force and effect.

4.    These Articles of Amendment were duly adopted by the Board of Directors of the Corporation (at a meeting duly convened and held on June 8, 2020) without shareholder approval as such approval was not required.

5.    These Articles of Amendment to the Charter of the Corporation will be effective upon the filing thereof with the Secretary of State of the State of Tennessee.

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Date: June 9, 2020

PINNACLE FINANCIAL PARTNERS, INC.

/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and Chief Financial Officer